Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the letter discussed herein.

Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 500
San Diego, CA 92130

January __, 2011

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC on January 4, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) Nos. 33 and 34 to its registration statement.  PEA No. 33 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on Form N-1A on November 17, 2010, and is designated to become effective 75 days after filing on January 31, 2011.  PEA No. 34 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on Form N-1A on December 14, 2010 and is designated to become effective 75 days after filing.  (The Trust will request acceleration of effectiveness of PEA No. 34 to Monday, January 31, 2011.)

PEA No. 33 was filed for the purpose of (1) registering shares of a new series of the Trust—the Brandes Institutional Emerging Markets Fund—and its two classes, Class I shares and Class S shares; and (2) adding Class S shares to the Brandes Institutional International Equity Fund and Brandes Institutional Global Equity Fund.  PEA No. 34 was filed for the purpose of submitting a stand-alone prospectus for the new series of the Trust—Brandes Institutional Emerging Markets Fund—which was first submitted in a combined prospectus in PEA No. 33.  The Trust is filing this PEA No. 35 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

PROSPECTUS

Emerging Markets Fund– Summary Section

1.
With respect to the Fee and Expenses table, please confirm supplementally that the Emerging Markets Fund will not have any “Acquired Fund Fees and Expenses (AFFE).”  Alternatively, please add the requisite line item to the table and add the appropriate amount of AFFE to the gross expense ratio and Expense Example.

The Trust responds by confirming supplementally that any AFFE to be incurred by the Fund will amount to less than 0.01% of the Fund’s expense ratio.  Accordingly, the amount has been combined with “Other Expenses” and not included in a separate line item in the Fee and Expenses table.

2.	In the Fees and Expenses table for the Emerging Markets Fund, please place the corresponding number to footnote #2 in the table.

The Trust responds by making the changes as suggested.

3.
In footnote 1 to the Fees and Expenses table in the Emerging Markets Fund’s Summary Section, please include language regarding the Advisor’s ability to recoup any fees waived or expenses paid from the Fund.  Additionally, please include disclosure regarding the 3-year period available for recoupment, which is available only as long as expenses are maintained below the current expense cap.  Finally, please include any and all exclusions to the expense limitation (i.e., taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation.)

The Trust responds by adding the additional disclosure as suggested.

4.
In the “Principal Investment Strategies” section for the Emerging Markets Fund’s Summary Section, please consider expanding the definition of “emerging markets” similar to the way the term is defined in the expanded discussion of the Fund’s strategy in response to Item 9 of Form N-1A.

The Trust responds by expanding the definition of emerging markets in the Summary Section similar to the way it is described in the expanded discussion of the Prospectus.

5.
In the “Principal Investment Strategies” section for the Emerging Markets Fund’s Summary Section, please consider enhancing the description of “value investing” similar to the way it is described in the expanded discussion of the Fund’s strategy in response to Item 9 of Form N-1A.

The Trust responds by enhancing the description of “value investing” as suggested.

6.
In the “Principal Investment Strategies” sections in each Fund’s Summary Section, please consider expanding the discussion regarding the reasons the Advisor may sell a security.  For instance, the last sentence states that the Advisor “may sell a security when its price reaches a target set by the Advisor, if the Advisor believes that other investments are more attractive, or for other reasons.” (emphasis added)  What are those other reasons?

The Trust responds by revising the disclosure to remove the phrase “or for other reasons.”  The sentence now reads as follows:

The Advisor may sell a security when its price reaches a target set by the Advisor or if the Advisor believes that other investments are more attractive.

7.
In the “Principal Investment Risks” section of the Emerging Markets Fund’s Summary Section, please consider expanding the “Foreign Securities and Emerging Risks” disclosure to include some of the factors discussed in the expanded discussion of the Fund’s risks in response to Item 9 of Form N-1A.

The Trust responds by enhancing the discussion as requested.

8.	In the “Principal Investment Risks” section in the Emerging Market Fund’s Summary Section, please consider adding disclosure regarding “Currency Risk.”

The Trust responds by adding the disclosure as suggested.

9.
The Staff notes that under the “Principal Investment Risks” section for the  Emerging Markets Fund’s Summary Section, there is disclosure concerning “Medium and Small-Cap Company Risk.”  Please consider adding corresponding disclosure to the “Principal Investment Strategies” section reflecting the Fund’s ability to invest in such types of securities.

The Trust responds by making the changes as suggested.

10.
In the “Principal Investment Risks” section of the Emerging Markets Fund’s Summary Section, please consider including reference to the “Value Securities Risks” that value securities “may be out of favor at different times.”

The Trust respectfully notes that such disclosure is already contained in the referenced paragraph.

11.	In the “Performance” section of the Summary Section, please remove the statement that the chart and table “assume reinvestment of dividends and distributions.”

The Trust responds by making the changes as suggested.

12.
Please indicate supplementally which No Action letter the Trust is relying on to utilize the performance of the private investment fund as the performance of the Emerging Markets Fund.  If it is the Mass Mutual Institutional No Action letter dated September 28, 1995, please make sure your response includes the following information:

(a)	Describe the background of the predecessor account.
(b)	When and why was it created?
(c)	Are there any other accounts managed in a substantially similar manner that are not included in the performance? Were all assets of the account transferred into the Fund or just some of them?
(d)	Could the predecessor account comply with Sub-Chapter M?

The Trust responds by confirming that it is relying on the No Action letter regarding Mass Mutual Institutional, September 28, 1995.  The Trust’s responses to your questions above are as follows:

(a)
The predecessor account, Brandes Emerging Markets Equity Portfolio (the “Predecessor Account”), which is a series of the Brandes Institutional Equity Trust, relies on the exclusion from the definition of “investment company” provided by Section 3(c)(7) of the Investment Company Act of 1940.  Brandes Investment Partners, L.P. serves as the investment manager of the Predecessor Account and will continue to serve as investment manager of the Fund.  Subject to an Agreement and Plan of Reorganization and Exchange by and between the Predecessor Account and the Fund (“Agreement”), the assets of the Predecessor Account will be transferred to the Fund in exchange for Class I shares of the Fund.  The investment policies, objectives, guidelines and restrictions of the Fund are in all material respects equivalent to those of the Predecessor Account.  Moreover, the management practices and investment strategy used by Brandes in managing the assets of the Fund are in all material respects identical to the Predecessor Account.

(b)
The inception date of the Predecessor Account is August 20, 1996.  The Predecessor Account was created in order to offer certain qualified purchasers an emerging market equity investment option within the Brandes Institutional Equity Trust pooled fund framework.  The Predecessor Account was created for purposes entirely unrelated to the establishment of a performance record.

(c)
The terms of the Agreement provide for all assets of the Predecessor Account to be transferred to the Fund as of the closing date of the reorganization, so we can confirm that, on February 1, 2011, the closing date of the reorganization, all of the assets of the Predecessor Account will be transferred into the Fund.  In other words, the Fund will have the same portfolio securities immediately following the closing of the reorganization as were held by the Predecessor Account immediately prior to the closing of the reorganization.

(d)	After reviewing the records of the Predecessor Account, we have concluded that the Predecessor Account was managed at all times in accordance with the investment restrictions of Sub-Chapter M.

13.
Please consider moving the disclosure entitled “More on the Emerging Market Fund’s Performance” into the Summary Section.  Additionally, please remove the last sentence of the paragraph as it is unnecessary for predecessor performance shown in reliance on the Mass Mutual Institutional No Action Letter.

The Trust responds by making the changes as suggested.

14.	Under the “Management” sections, the Staff notes that there are more than five team members listed. Is it possible to limit the number of team members to the five most significant members?

The Trust responds by stating that the each of the team members listed is significant and prefers to list each member as shown.

15.	Under the “Purchase and Sale of Fund Shares” sections, it states that the minimum initial investment in the Fund is $1 million. Please clarify if that is the same minimum for each class.

The Trust responds by adding clarifying language to the Prospectus that the investment minimum for each class is $1 million.

Emerging Markets Fund – Principal Risks of Investing

16.
Under the “Foreign Securities Risks” discussion, it states that “the Advisor does not believe that currency fluctuation…significantly affects portfolio performance.”  Please remove that mitigating statement from the risk disclosure.

The Trust has removed that statement as requested.

Emerging Markets Fund – Fund Management

17.	If retaining the Emerging Markets Fund in its own Prospectus, please remove reference to Class E from the Expense Cap table.

The Trust has decided to offer the Emerging Markets Fund in a combined prospectus with the International Fund and the Global Fund.  Any necessary corrections have been made.

Emerging Markets Fund – Shareholder Information

18.
Please enhance the discussion concerning the differences in the share classes.  It is currently difficult to discern the difference between the classes as written, especially if the investment minimums are the same.

The Trust has enhanced the discussion regarding the share classes by clarifying the distinctions between the classes as suggested.

International Fund and Global Fund – Summary Sections

19.	Please address Comments 1, 3 and 15 noted above to the extent they apply to the International Fund and Global Fund’s prospectus.

With respect to the International Fund and Global Fund, the Trust’s responses are the same as those described above to Comments 1, 3 and 15.

20.	Please confirm whether the International Fund can invest up to 20% or 30% in emerging market securities. (The Summary Section states 30%. The expanded discussion states 20%.)

The Trust confirms that the Fund can now invest up to 30% in emerging markets securities and will make the necessary corrections to the disclosure.

21.
For both the International Fund and the Global Fund’s Principal Strategies section, please provide a definition for “foreign” securities.  The definition can be added to the Summary Section or to the expanded discussion of the Funds’ strategy.  Please also clarify that at least 40% of the Global Fund’s assets will be invested outside of the United States.   Additionally, please state that the Global Fund will invest in at least three different countries.

The Trust has added the disclosure as suggested.

STATEMENT OF ADDITIONAL INFORMATION

All Funds – Management of the Funds

22.	Please add the disclosure regarding the Trustees qualification and leadership structure of the Board pursuant to Item 17(b)(1) and (10) of Form N-1A.

The Trust responds by adding the disclosure as requested.

*     *     *     *     *     *

I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

________________________________
Debra McGinty-Poteet
President
Brandes Investment Trust

cc:           Michael Glazer, Bingham McCutchen LLP